UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC File Number: 000-52611

CUSIP Number:  Not applicable

(Check one): ☒Form 10-K ⁭Form 20-F ⁭Form 11-K  Form 10-Q ⁭Form 10-D ⁭Form N-SAR ⁭Form N-CSR

For Period Ended: December 31, 2010

⁯ Transition Report on Form 10-K
⁯ Transition Report on Form 20-F
⁯ Transition Report on Form 11-K
⁯ Transition Report on Form 10-Q
⁯ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

IMH Financial Corporation
Full Name of Registrant

IMH Secured Loan Fund, LLC
Former Name if Applicable

4900 N. Scottsdale Rd., Suite 5000
Address of Principal Executive Office (Street and Number)

Scottsdale, Arizona  85251
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.  (Attach extra Sheets if Needed)

IMH Financial Corporation (the "Company”) is unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2010 within the prescribed time period because the Company requires additional time to finalize the collateral reviews and valuation analyses on its loan portfolio and real estate owned in order to ensure proper recognition of revenues, expenses and loan loss reserve requirements. The on-going market declines in real estate values have made collateral reviews and valuation analyses more difficult and complex, thereby requiring the Company to take additional time to complete its financial information as reported on Form 10-K. Additionally, in light of current liquidity and ongoing liquidity needs, we continue to evaluate reclassifying substantially all of our real estate owned assets from held for development to held for sale which requires additional analysis to ensure that this reclassification is presented in a manner that is consistent with applicable accounting guidance. The Company intends to file all documents required for its Form 10-K filing within fifteen (15) calendar days of the March 31, 2011 due date.

PART IV — OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Steve Darak	480-840-8400
(Name)	(Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes ☒ No ⁯

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ?
Yes ☒ No ⁯

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Because the Company has not yet finalized the collateral reviews and valuation analyses as discussed above, it is not able to reasonably quantify changes in results of operations at this time.  The Company’s previously reported operating losses for the nine and three months ended September 30, 2010 were $65.6 million and $20.5 million, respectively.  Excluding the impact of the collateral reviews and potential valuation adjustments discussed above, operating results for the year ended December 31, 2010 are expected to be consistent with the nine month trend previously reported.  However, the accounting impact of the final valuation analysis pertaining to reclassifying all Company assets from held for development to held for sale classification could materially increase operating losses for the year.

IMH Financial Corporation
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 1, 2011	By:	IMH Financial Corporation

/s/ Steve Darak
Steve Darak
Chief Financial Officer